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14049932

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM / DD / YY) AND ENDING 12/31/13 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New Yo[rk] (City) (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 11 2014
REGISTRATIONS BRANCH
13

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its pos[sessions].

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Sr. Vice President & CFO

Title

Notary Public

RICHARD S. GRIECO
Notary Public, State of New York
No. 30-4675886
Qualified in Nassau County
Commission Expires Dec. 31, 2014

This report contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on Internal Control.
- (p) Statement of Cash Flows.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Board of Managers and Member of
Guardian Investor Services LLC:

We have audited the accompanying consolidated statement of financial condition of Guardian Investor Services LLC and its subsidiaries (the "Company") as of December 31, 2013.

Management's Responsibility for the Consolidated Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Guardian Investor Services LLC and its subsidiary at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

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Emphasis of Matter

As discussed in Note 3 to the statement of financial condition, the Company has entered into significant transactions with the Guardian Life Insurance Company of America, a related party, and its affiliates.

PricewaterhouseCoopers LLP

March 7, 2014

Guardian Investor Services LLC and Subsidiaries

(A wholly owned subsidiary of Guardian Life Insurance Company of America)

Consolidated Statement of Financial Condition

December 31, 2013

Assets		
Cash and cash equivalents	$	130,870,681
Securities owned, at fair value		5,503,643
Accounts receivable		24,356,180
Receivable from Guardian Life Insurance Company of America and its affiliates		758,751
Prepaid expenses and other assets		5,001,302
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization		8,366,635
Deferred distribution costs, net of accumulated amortization		918,216
Goodwill		316,877,263
Other intangible assets, net of accumulated amortization		207,999,173
GNR business held for sale		23,678,198
Total assets	$	724,330,042
Liabilities and Member's Equity		
Due to Guardian Life Insurance Company of America and its affiliates	$	1,305,483
Commissions payable		7,477,653
Distribution payable to minority members		1,755,799
Accounts payable and accrued expenses		9,757,211
Promissory notes payable to members		48,062,242
Line of credit outstanding		5,000,000
Deferred income tax liability		50,998,385
Total liabilities		124,356,773
Member's equity		559,288,698
Undistributed loss		(19,655,319)
Total member's equity		539,633,379
Noncontrolling interest		60,339,890
Total equity		599,973,269
Total liabilities and equity	$	724,330,042

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization

Guardian Investor Services LLC ("GIS") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). GIS is also a registered investment adviser under the Investment Adviser Act of 1940. The Company provides investment advisory services to various affiliated diversified open-ended management companies that comprise the RS mutual fund family ("RS Funds"), a series of twenty-two portfolios.

GIS is a wholly owned subsidiary of Guardian Life Insurance Company of America ("GLIC") pursuant to a corporate restructuring on August 31, 2006 whereby Guardian Insurance & Annuity Company, Inc., ("GIAC"), a wholly owned subsidiary of GLIC, transferred 100% ownership of GIS to GLIC.

At December 31, 2013, GIS owns a 89.66% interest in RS Investment Management Co. LLC ("RS" or the "Subsidiary"), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts. GIS' ownership interest in RS may fluctuate in response to the buyback of units from minority members or the re-distribution of units relative to the employee compensation plans discussed in Note 10.

Under the terms of the Operating Agreement (the "Operating Agreement"), RS serves as investment adviser to the RS Funds while GIS serves as sub-adviser to the fixed income and index funds. GIS serves as the sole distributor of the RS Funds.

2. Significant Accounting Policies

Basis of Presentation
The accompanying consolidated financial statements include the accounts of GIS and its majority-owned subsidiary RS (collectively with GIS the "Company"). These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual future results could differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents include amounts on deposit with banks. Cash equivalents are stated at amortized cost, which approximates fair value, and consist of liquid investments having maturities of three months or less at time of purchase.

Accounts Receivable
Accounts receivable consists of management fees, 12b-1 distribution fees and expense reimbursements due from the RS Funds and institutional investment accounts.

Receivable from Guardian Life Insurance Company of America and its affiliates
Amounts receivable consists of management fees, expense, and tax reimbursements.

Deferred Distribution Costs
Deferred distribution costs relate to commissions paid to registered representatives for distribution of Class C shares ("C shares") for certain affiliated funds which have a contingent deferred sales charge ("CDSC"). Such costs are deferred and amortized over a 12-month period on a straight-line basis to the extent recoverable from future revenues.

At December 31, 2013, deferred distribution costs reported in the Consolidated Statement of Financial Condition were $918,216, net of accumulated amortization of $9,624,093.

Prepaid Expenses and Other Assets
Prepaid expenses and Other assets consist primarily of association dues, prepaid rent expenses and miscellaneous receivables.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the double declining balance method over the estimated useful lives of the assets, ranging from 1 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets
The Company follows GAAP accounting guidance related to goodwill and other indefinite-lived intangible assets and tests goodwill and other intangible assets for impairment on an annual basis as of June 30 of each year. The Company tests goodwill and indefinite-lived intangible assets for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

GNR Business Held for Sale
During the fourth quarter of 2013, RS began negotiating for the transfer of the Global Natural Resources ("GNR") separate accounts to SailingStone Capital Partners LLC ("SSCP"). In conjunction with this transaction, the Company has classified the GNR separate accounts business as held for sale at its carrying value of $23.7 million in the Consolidated Statement of Financial Condition. In January 2014, RS signed a definitive agreement to transfer the separate accounts to SSCP. This transaction is expected to close in the second quarter of 2014.

Due to Guardian Life Insurance Company of America and its affiliates
Amounts payable consist of general operating expenses and income taxes due to GLIC and administrative service expenses due to GIAC.

Securities Owned, at Fair Value

The Company's securities owned consist of marketable investments. These investments are carried at fair value on the Consolidated Statement of Financial Condition. The cost of securities sold and any resulting gain or loss is accounted for on a first-in, first-out basis.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of compensation, benefits, other operating expenses, market data services and other taxes.

Noncontrolling Interest

NCI consists of the minority members' (primarily RS employees) proportionate share of the assets and liabilities of RS. It is reflected as non-controlling interest in the Consolidated Financial Statements.

Revenue and Expense Recognition

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commissions expenses from customers' securities transactions are recorded on a trade date basis. Certain service fees are recognized when contractual contingencies are resolved.

Management and Distribution Fees

The Company recognizes management and distribution fees pursuant to contractual agreements with mutual funds, variable investment trusts, institutional and other clients and private investment unit trusts. Management fees and distribution fees are recognized ratably over the period that assets are under management, and are based on the assets under management and the fee schedule for each account. Since management and distribution fees are based on assets under management, significant changes in the value of these assets can impact fees earned by the Company in future periods.

Federal Income Taxes

GIS is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, GIS's results are included in the consolidated federal and state income tax returns of GLIC. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement, which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated return. For state tax purposes, since GLIC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GLIC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to

such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income.

Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company follows GAAP accounting guidance related to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures.

Recent Accounting Pronouncements

Obligations Resulting from Joint and Several Liability Arrangements

In February 2013, the FASB issued accounting guidance which requires an entity to measure obligations resulting from joint and several liable arrangements for which the total amount of the obligation within the scope of this guidance is fixed at the reporting date, as the sum of (1) the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and (2) any additional amount it expects to pay on behalf of its co-obligors. This guidance also requires an entity to disclose the nature and amount of the obligations, as well as other information about those obligations. This guidance is effective for years and interim periods beginning after December 31, 2013. The Company currently has one joint and several liability arrangement but has no current obligations under this arrangement. The Company has made an assessment and did not find an impact on the financial statements.

Financial Services – Investment Companies

In June 2013, the FASB issued amended guidance to the scope, measurement and disclosure requirement related to Investment Companies. This guidance changes the approach to the investment company assessment, clarifies the characteristics of an investment company and provides comprehensive guidance for assessing whether and entity is an investment company. The amendment also requires an investment company to measure noncontrolling ownership interests in other investment companies at fair value rather than using the equity method of accounting. This guidance is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2013. This guidance does not impact GIS nor its subsidiaries as neither of them is determined to be investment companies under the amended guidance.

Income Taxes

In July 2013, the FASB issued guidance which claries that:

- An unrecognized tax benefit should be presented in the financial statement as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit

carryforward, except,

- An unrecognized tax benefit should be presented as a liability and not be combined with a deferred tax asset (i) to the extent a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or (ii) the tax law does not require the entity to use, or the entity does not intend to use, the deferred tax asset for such a purpose.
- The assessment of whether a deferred tax asset is available is based on the unrecognized tax benefit and deferred tax asset that exist at the reporting date and should be made presuming disallowance of the tax position at the reporting date.

This guidance is effective for years and interim periods within those years, beginning after December 15, 2014 and should be applied prospectively to all unrecognized tax benefits that exist at the effective date. The Company is currently assessing the impact of the guidance on the Company's financial statements.

3. Related Party Transactions

General Operating Expense Agreement
GLIC charges GIS for the services of certain employees of GLIC engaged in the GIS business and for GIS' use of GLIC's centralized services. At December 31, 2013, the amount payable for these services included in Due to Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $295,192.

Investment Advisory Agreements
In accordance with certain provisions of the management agreements with the mutual funds sponsored by RS (the "Fund Agreements"), GIS receives investment advisory fees ranging from 0.25% to 1.00% of the average daily net assets of the respective mutual funds. At December 31, 2013, the amount included in Accounts receivable in the Consolidated Statement of Financial Condition is $9,752,147.

In addition, in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Distribution Plans"), each fund's share class pays GIS at an annual rate from 0.25% to 1.10% of each fund's average daily net assets. At December 31, 2013, the amount included in Accounts receivable in the Consolidated Financial Condition is 1,445,903.

The Fund Agreements provide that GIS reimburse the mutual funds for expenses that exceed a percentage of their average daily net assets. The reimbursement varies from 0.28% to 2.97% per annum of the average daily net assets of the mutual funds. At December 31, 2013, reimbursed expenses payable in the amount of $1,164,723 is included in Accounts payable and accrued expenses in the Consolidated Statement of Financial Condition.

The Company provides investment advisory and administrative services to GLIC with respect to their securities investment accounts and master pension trust. At December 31, 2013, the amount

receivable included in Receivable from Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $81,665.

Commissions
GIS incurred commissions to Park Avenue Securities (a subsidiary of GIAC), including trail commissions. At December 31, 2013, the amount payable included in Commissions payable in the Consolidated Statement of Financial Condition is $86,017.

Administrative Services Agreement
The Company has administrative services agreement that provides for payments to GIAC equal to an annual rate of 0.136% of the average daily net assets attributable to the RS Investment Trust and RS Variable Products Trust, and an annual rate of 0.24% of the average daily net assets of Gabelli Capital Series Funds, Inc., within variable annuity contracts and/or group variable funding agreements ("Separate Accounts") issued by GIAC. At December 31, 2013, the amount payable included in Due to Guardian Life Insurance Company of America and its affiliates in the Consolidated Statement of Financial Condition is $1,009,045.

Reimbursement Agreement
The Company provided administrative and distribution services to the retail funds subadvised by Guardian Baillie Gifford Limited ("GBG"), a joint venture that was majority owned by GIAC. The joint venture relationship was terminated effective June 30, 2013. The Company had a reimbursement agreement that provided for payments from GIAC for these services provided by GIS, which were attributable to shares of the RS International Growth Fund and RS Emerging Markets Fund that were not offered through a Separate Account. The company recognized these service fees when the dividend was declared, as the payment was contingent upon dividend approval by the Board of Directors of GBG. The reimbursement was calculated based on the daily average net assets of each Fund for the periods.

4. Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following three categories:

Level 1 - Inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date.

Level 2 – Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Inputs are observable where there is little or no market activity for the asset or liability and are generally determined based on observable inputs of a similar nature, historical observations and other techniques.

The following table summarizes the Company's financial instruments carried at fair value on the face of the Consolidated Statement of Financial Condition at December 31, 2013

	Level 1	Level 2	Level 3	Total Fair Value
Assets				
Securities owned, at fair value	$ 3,504,170	$ 1,999,473	$ -	$ 5,503,643
Total Assets	$ 3,504,170	$ 1,999,473	$ -	$ 5,503,643

The following table summarizes the Company's financial instruments that are not carried at fair value on the face of the Consolidated Statement of Financial Condition at December 31, 2013.

	Carrying Value	Level 1	Level 2	Level 3	Total Fair Value
Assets					
Cash and Cash equivalents	$ 130,870,681	$ 130,870,681	$ -	$ -	$ 130,870,681
Accounts receivable	24,356,180	-	24,356,180	-	24,356,180
Receivable from GLIC and its affiliates	758,751	-	758,751	-	758,751
Total Assets	$ 155,985,612	$ 130,870,681	$ 25,114,931	$ -	$ 155,985,612

Liabilities					
Commissions payable	$ 7,477,653	$ -	$ 7,477,653	$ -	$ 7,477,653
Due to GLIC and its affiliates	1,305,483	-	1,305,483	-	1,305,483
Distributions to minority members	1,755,799	-	1,755,799	-	1,755,799
Accounts payable and accrued expenses	9,757,211	-	9,757,211	-	9,757,211
Line of credit outstanding	5,000,000	-	5,000,000	-	5,000,000
Promissory notes to members	48,062,242	-	48,062,242	-	48,062,242
Total Liabilities	$ 73,358,388	$ -	$ 73,358,388	$ -	$ 73,358,388

The carrying value of cash and cash equivalents, receivables and payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and collectability.

Promissory notes payable to members were issued to minority members in exchange for LLC units of the Subsidiary (see Note 13). The notes are valued based upon the value of an LLC unit at the time of exchange multiplied by the number of LLC units exchanged. These promissory notes are classified as Level 2 within the valuation hierarchy. The short period of time to maturity and the high expectancy of collectability of these notes make the carrying value approximate the fair value of the notes.

Line of credit outstanding reflects the current balance outstanding from the line credit granted by GLIC to RS. The principal balance and interest rate are based on the signed agreement and is classified as Level 2 within the valuation hierarchy. Because of the short period of time to maturity and high expectancy of collectability, carrying value approximates fair value of the outstanding balance.

5. Consolidated Entities

Variable Interest Entities

The Company's interest in RS meets the definition of a VIE. The Company holds both (1) the power to direct the most significant activities of RS, and (2) has the obligation to absorb losses of RS or right to receive benefits that could be significant to the VIE. As such, the Company is deemed to be the primary beneficiary and must consolidate the VIE. The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements as of December 31, 2013. Creditors of the VIEs where the Company is a primary beneficiary have no recourse to the general credit of the Company, as the Company's obligations to the VIE is limited to the amount of

its committed investment. The Company's maximum exposure to loss resulting from its relationship with these consolidated funds with RS is limited to its investment in RS, which was $500 million at December 31, 2013.

	December 31, 2013	
	Total Assets	Total Liabilities
RS	$ 591,985,850	$ 31,635,693
Total	$ 591,985,850	$ 31,635,693

6. Goodwill and Other Intangible Assets

Goodwill

Goodwill is recorded on the Consolidated Statement of Financial Condition as a result of the RS acquisition (see Note 1). RS was identified as the reporting unit for annual impairment testing. As of December 31, 2013, there was no accumulated impairment of Goodwill.

Other Intangible Assets

The table below reflects the identified intangible assets associated with the Company's acquisition of RS. These intangible assets include assets with a useful life, which are being amortized over their remaining useful life, as well as those intangible assets with an indefinite life.

Other Intangible Assets:	**Carrying Value**	**Estimated Remaining Useful Life**
Finite Life:		
Institutional investment management contracts and relationships (RS Investments)	$ 22,400,000	1.6 years
Covenants-not-compete and other provisions (RS Investments)	1,600,000	Fully amortized
Internally developed computer software system	30,000	Fully amortized
	24,030,000	
Accumulated amortization	(19,881,852)	
Institutional contracts held for sale	(46,874)	
	4,101,274	
Indefinite Life:		
Mutual funds investment management contracts (RS Investments)	190,800,000	Indefinite
Mutual funds investment management contracts (Oak Value)	497,899	Indefinite
RS trade name	12,600,000	Indefinite
	203,897,899	
Other intangible assets, net	$ 207,999,173	

The following is a schedule of the annual amortization over the next five years for intangible assets with a useful life:

For the year ended December 31,		Institutional Investment Management Contracts and Relationships and Covenants not to Compete
2014	$	2,460,765
2015		1,640,509
2016		-
2017		-
2018		-

The weighted average remaining amortization period for intangible assets is 1.6 years.

7. Furniture, Equipment and Leasehold Improvements

At December 31, 2013, furniture, equipment and leasehold improvements consisted of the following:

Furniture and equipment	$	2,330,194
Computer software and hardware		3,086,487
Leasehold improvements		5,365,838
Accumulated depreciation and amortization		(2,415,884)
	$	8,366,635

8. Lease Commitments

RS occupies office space in California, New York, Boston, London, Singapore, Hong Kong, Washington D.C, and Des Moines under non-cancelable operating leases expiring at various times through June 2023. At December 31, 2013, the Company had remaining minimum lease commitments as follows:

For the Years Ended December 31:

	Operating Leases
2014	$ 1,392,356
2015	2,511,945
2016	2,414,094
2017	2,385,194
Thereafter	12,383,117
	$ 21,086,706

9. Nonpension Postretirement Plans

The Subsidiary has a nonpension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees of RS and their eligible dependents, as well as life insurance for eligible retirees. An eligible retiree of RS is the Chief Executive Officer ("CEO") or any direct report of the CEO that has 18 years or more of service and has attained the age of 55. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2007, one retiree became eligible for benefits under the Healthcare Plan and RS agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

For the Healthcare Plan accounting, RS reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. The Company used the actual premium rates in place for 2012, assumed the healthcare cost trend for 2013 will be 6.0% and then decreasing to 4.75% over the next 5 years. The accumulated benefit obligation of the Healthcare Plan as of December 31, 2013 is $302,000.

All GLIC employees engaged in GIS' business are covered under GLIC defined benefit and defined contribution plans.

10. Employee Compensation Plans

Unit Options

Unit options are provided to certain eligible employees of RS as provided under the terms of the related option agreements. When unit options are exercised, the Company issues new units. A summary of the status of RS unit option grants is as follows:

	Unit Options	
	Units	Weighted Average Grant Price
Outstanding at December 31, 2012	13,373,088	$ 5.75
Granted	8,629,771	6.15
Exercised	(334,428)	6.17
Cancellation	(3,283,443)	5.53
Forfeited	(2,709,334)	6.61
Outstanding at December 31, 2013	15,675,654	$6.85
Exercisable at December 31, 2013	14,080,486	

The following information summarizes RS unit options outstanding at December 31, 2013:

Exercise Price	Option Shares Outstanding	Weighted-Average Remaining Life (in years)
$ 4.83	1,046,031	1.3
6.32	1,243,279	2.1
9.02	50,000	2.7
9.20	900,000	3.0
8.97	1,680,672	3.1
7.80	60,000	3.7
7.75	825,000	3.9
7.75	400,000	4.0
6.63	100,000	4.0
6.63	4,117,318	4.0
6.05	1,180,000	4.3
6.12	200,000	4.4
6.05	700,000	4.5
6.05	75,000	4.6
6.05	60,000	4.8
6.05	256,125	4.9
6.46	2,782,229	5.1
	15,675,654	

The following information summarizes RS unit options exercisable at December 31, 2013:

Exercise Price	Option Shares Exercisable
$ 4.83	1,046,031
6.32	1,243,279
9.02	50,000
9.20	900,000
8.97	1,260,504
7.80	60,000
7.75	1,225,000
6.63	3,717,318
6.05	1,596,125
6.12	200,000
6.46	2,782,229
	14,080,486

The following information summarizes the unvested unit options under RS compensation plans at December 31, 2013:

	Number of Shares	Weighted-Average Grant Date Fair Value
Shares unvested at December 31, 2012	3,340,336	$ 5.04
Granted	675,000	6.05
Vested	(1,920,168)	7.14
Canceled/forfeited	(500,000)	6.63
Shares unvested at December 31, 2013	1,595,168	$ 6.38

Unit options-based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as expense on the straight-line basis over the employee's requisite service period.

The Black-Scholes pricing model is used to estimate the fair value of each unit option award on their respective grant dates. The following are the assumptions that were incorporated in the model:

	Option Grant Date		
	3/12/13	4/8/13	5/22/13
Dividend yield	8.20%	8.20%	8.20%
Volatility	46.51%	41.43%	38.50%
Risk -free interest rate	1.26%	1.04%	1.26%
Expected lives (years)	4.04	4.04	4.04

	Option Grant Date		
	6/3/13	6/21/13	7/15/13
Dividend yield	8.20%	8.20%	8.20%
Volatility	37.73%	37.26%	36.99%
Risk -free interest rate	1.38%	1.78%	1.80%
Expected lives (years)	4.04	4.04	4.04

	Option Grant Date		
	9/10/13	11/1/13	12/20/13
Dividend yield	8.20%	8.20%	8.20%
Volatility	35.99%	35.44%	34.82%
Risk -free interest rate	2.23%	1.83%	2.14%
Expected lives (years)	4.04	4.04	4.04

The expected dividend yield is based on the estimated annual member cash profit allocation distributions expected to be paid over the expected life of the options as a percentage of the formula value of the Company's units as of the grant date.

The expected unit price volatility is estimated using the historical volatility of a comparative group of publicly-held guideline companies and other factors. The historical volatility covers a period that corresponds to the expected life of the options. The risk-free interest rate for the expected life of the options granted is based on the U.S. Treasury yield curve in effect as of the grant date. The expected life of the options represents the period of time that the options are expected to be outstanding computed based on historical experience.

Defined Contribution Pension Plan

The Company sponsors a defined contribution plan whereby RS employees may elect to contribute a percentage of their compensation. Employees who are age 19 or older are eligible to participate upon employment. The Company may make a discretionary profit sharing contribution up to the maximum permitted by law. RS employees are eligible for the employer profit sharing plan contributions after one year of employment. The Company contributed $1,509,063 to the plan for the year ended December 31, 2013.

11. Income Taxes

At December 31, 2013, GIS has a net deferred tax liability of $50,998,385.

The tax effects of the temporary differences that give rise to the significant portion of the tax assets and liabilities are as follows:

Intangible Assets		$	(50,609,304)
Options			6,127,907
Oak Value			619,787
Other Partnership inside basis adj			(136,775)
	Deferred tax liability	$	(50,998,385)

At December 31, 2013, GIS recorded a current federal income tax receivable of $672,331 due from GLIC.

At December 31, 2013, GIS did not have any unused net operating or capital loss carry forwards available to offset against future taxable income.

GLIC files U.S. federal income tax returns along with various state and local income tax returns. The IRS is currently in the process of reviewing GLIC's U.S. income tax returns for the tax years 2009 through 2011.

12. Regulatory Requirements

GIS is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that GIS maintain net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness. At December 31, 2013, GIS (unconsolidated) had net capital of $22,476,694 which is $18,756,744 excess of the $3,719,950 required to be maintained. The ratio of aggregate indebtedness to net capital is 248.25:1.

As this accompanying Consolidated Statement of Financial Condition includes the amounts of the Company and its subsidiaries, the amounts differ from those included in the Company's unaudited

Form X-17A-5 Part II report filed with the SEC ("Form 17A-5"). The following summarizes the assets and liabilities of the subsidiaries included in the Consolidated Statement of Financial Condition, but not consolidated in the Company's Form 17A-5:

Assets	$ 28,784,548
Liabilities	28,784,548
Net	$ -

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934 under the paragraph (k)(2)(i) of that rule.

13. Promissory Notes Payable to Members

In connection with the terminations of minority members, the following promissory notes were issued for the repurchase of the members' units:

Date Issued	Promissory Note Amount	Interest Rate (%)	Maturity Date	Interest Payable[a]
May 2013	$ 6,415,513	4.25	October 2014	184,818
November 2012	8,384,520	4.25	October 2014	424,126
November 2012	667,089	4.25	March 2014	33,744
June 2012	19,765,834	4.25	May 2014	211,738
May 2012	1,391,130	4.25	March 2014	101,878
March 2012	9,697,960	4.25	March 2014	783,892

[a] Represents the balance of interest accrued as of December 31, 2013, and is included in the "Promissory notes payable to members" balance on the Consolidated Statement of Financial Condition.

Promissory note principal and accrued interest amount to $46,322,046 and $1,740,196, respectively, at December 31, 2013.

14. Line of Credit

Effective November 1, 2013, RS secured a line of credit from GLIC for $12,000,000 with an interest rate per annum of Prime Rate + 1%, for a term of 18 months ending May 1, 2015. The credit line has a commitment fee of 0.125% on the unused available amount, payable quarterly at the end of each quarter. As of December 31, 2013, the amount outstanding is $5,000,000 with a rate of 4.25% and the available amount is $7,000,000.

15. Indemnifications

RS has provided general indemnifications to members and officers of RS and others when they act, in good faith, in the best interest of RS. RS is unable to develop an estimate of the maximum potential amount of future payments that could result from any hypothetical future claim, but expects the risk of having to make any payments under these general business indemnifications to be remote.

16. Contingencies

The Company is subject to various claims and lawsuits which arise in the ordinary course of business. It is the opinion of management that the ultimate resolution of these matters should not have a material effect on the Company's consolidated financial position.

17. Subsequent Events

The Company considers events occurring after the Consolidated Statement of Financial Condition date but prior to March 7, 2014, the date the financial statements were issued to be subsequent events requiring disclosure.

On January 7, 2014, RS signed a definitive agreement to transfer the Global Natural Resources ("GNR") separate accounts to SSCP. Pursuant to this agreement, RS will receive a percentage revenue share on these separate accounts for a period of 5 years. In addition, the GNR team will forfeit their outstanding equity and unexercised options. SSCP will serve as the sub-adviser of the RS Global Natural Resources Fund. Upon the closing date, certain employees of RS will terminate their employment from RS and commence employment at SSCP.

The GNR separate contracts were minimal at the time RS was acquired by GIS and as of December 31, 2006, the assets represented only 1.13% of total separate account assets under management at the time. Under ASC 350-20, the relative carrying value of the goodwill related to the GNR institutional business is to be included in the carrying amount of the business sold to determine the gain or loss. The relative carrying value of goodwill and intangible assets at December 31, 2013 was measured at $23.7 million and has been classified as held for sale in the Consolidated Statement of Financial Condition.

This transaction is expected to close in the second quarter of 2014, ultimately resulting in a gain on the transaction. Although the closing will not occur until later in the year, RS and SSCP will make payments to one another to achieve the economics of the transaction, as if the transaction closed on January 1, 2014.